EXHIBIT 99.2

Mynaric optimizes management structure: Mustafa Veziroglu will become sole CEO with Bulent Altan set to join Supervisory Board

MUNICH, May 11, 2023 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective, and scalable laser communications products, today announced that the management and supervisory board jointly decided on a plan to further optimize the leadership structure of Mynaric. The plan foresees that Mustafa Veziroglu will become the sole CEO of Mynaric, effective from the next Annual General Assembly of Mynaric in early Q3 2023 to solely lead Mynaric’s operational day-to-day business and upcoming serial production, while current Co-CEO, Bulent Altan, is set to join the Supervisory Board of Mynaric pending shareholder approval allowing him to leverage his vast network across the industry for the benefit of the company more efficiently.

Mustafa Veziroglu joined Mynaric’s management board in August 2022 and most recently served as Co-CEO of the company leading all operational product-related activities overseeing the entire product lifecycle from development through delivery. Since then, he has ensured the delivery of initial units of HAWK and CONDOR Mk2 to lead customers and, most importantly, oversaw important customer and product milestones of CONDOR Mk3 paving the way for the upcoming production ramp up and resulting in a rapidly increasing customer backlog. His role as CEO will be to strengthen Mynaric’s focus on 2023 execution targets particularly with respect to production and positioning the company for long-term growth.

“With major milestones in testing and product development work completed in the last months, Mynaric is now at the start of a shift toward serial production and Mustafa’s skills and experience align perfectly with Mynaric’s next phase of growth,” said Dr. Manfred Krischke, Chairman of the Supervisory Board of Mynaric. “We thank Bulent for all his work as CEO and Co-CEO of Mynaric leading the company’s transition from a prototype builder to the readiness for serial production and look forward to welcoming his vast experience, industry knowledge, policy insights and personal network to the Supervisory Board.”

“I’m honored to step into this leadership role of Mynaric as we transition from product development to serial production of significant quantities of terminals to our customers in the second half of this year,” said Mustafa Veziroglu of Mynaric. “Bulent has done a tremendous job operationally leading the company to where we are today and I look forward to having his experience and guidance as part of the Supervisory Board of Mynaric and to seeing him carrying our vision and products to every single corner of the aerospace industry.”

“I am excited that our Supervisory Board has recognized the tremendous added value Mustafa brings to Mynaric and with his vast experience I believe there’s no better person to lead Mynaric’s operational day-to-day execution and upcoming production ramp up,” said Bulent Altan of Mynaric. “Mynaric has a bright future ahead and I’m looking forward to joining the Supervisory Board to be able to tap my large network even more efficiently to place Mynaric’s capabilities all across the industry.”

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Bulent Altan has spent more than 20 years in the space industry with a career that started as an early employee and later executive at SpaceX and is well connected to a vast pool of executives and decision makers. He is a partner at venture capital firm Alpine Space Ventures that exclusively invests in attractive business opportunities in the rapidly expanding space industry and is a regular advisor to governments on space industry policy. His role as part of the Supervisory Board will be to represent the company externally and to carry Mynaric’s vision of ubiquitous optical communications across the space industry.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.

Media contact

Krista Hazen

krista.hazen@mynaricusa.com

+1 (614) 915-4383

Investor contact

Tom Dinges

tom.dinges@mynaric.com

+1 (202) 900-8332

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Forward-Looking Statement

This release includes forward-looking statements. All statements other than statements of historical or current facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, assumptions, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. Forward looking statements are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” “will,” “would” and/or the negative of these terms or other similar expressions that are intended to identify forward-looking statements.

The forward-looking statements included in this release are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties and assumptions that are difficult to predict or are beyond our control, and actual results may differ materially from those expected or implied as forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of any geopolitical tensions or the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, our history of significant losses and the execution of our business strategy, (iii) risks related to our ability to successfully manufacture and deploy our products and risks related to serial production of our products, (iv) risks related to our sales cycle which can be long and complicated, (v) risks related to our limited experience with order processing, our dependency on third-party suppliers and external procurement risks, (vi) risks related to defects or performance problems in our products, (vii) effects of competition and the development of the market for laser communication technology in general, (viii) risks related to our ability to manage future growth effectively and to obtain sufficient financing for the operations and ongoing growth of our business, (ix) risks relating to the uncertainty of the projected financial information, (x) risks related to our ability to adequately protect our intellectual property and proprietary rights and (xi) changes in regulatory requirements, governmental incentives and market developments. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

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